

July 23, 2012

<u>Via E-mail</u>
Albert M. Campbell, III
Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

      Re: **Mid-America Apartment Communities, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 24, 2012
                File No. 001-12762

Dear Mr. Campbell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tom Kluck

                        Tom Kluck
                        Legal Branch Chief

cc: Micah Holton
          Via E-mail